SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*
ELECTRONIC CLEARING HOUSE, INC.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
285562500

(CUSIP Number)
Laura A. Fennell, Esq.
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043
(650) 944-6000
with a copy to:
Michael Dorf, Esq.
O’Melveny & Myers LLP
Embarcadero Center West
275 Battery Street, Suite 2600
San Francisco, California 94111
Telephone: (415) 984-8700

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 15, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	46114Y101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Intuit Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☑

3.	SEC Use Only

4.	Source of Funds (See Instructions)

N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

	7.	Sole Voting Power

Number of		0

Shares	8.	Shared Voting Power
Beneficially
Owned by		951,678 shares of Common Stock

Each	9.	Sole Dispositive Power
Reporting
Person		0

With	10.	Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

951,678 shares of Common Stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13.	Percent of Class Represented by Amount in Row (11)

12.8%

14.	Type of Reporting Person (See Instructions)

CO

This Amendment No. 1 amends the Schedule 13D of Intuit filed on December 26, 2007 (the “Schedule”). Items 3 and 5 of the Schedule are amended as set forth below to reflect the entry by Intuit into an additional Voting Agreement, as well as a change to the number of shares of Common Stock that may be deemed to be beneficially owned by Intuit. Other than as set forth below, to the best knowledge of Intuit, there has been no material change in Items 1, 2, 4, 6 or 7 of the Schedule. Capitalized terms used herein but not defined have the meanings assigned to them in the Schedule.
This Amendment No. 1 is being filed voluntarily to report a change in the number of shares of Common Stock Intuit may be deemed to beneficially own, which change aggregates to less than 1% of the shares of the Common Stock outstanding. The filing of this Amendment No. 1 should not be deemed an admission by Intuit that the change in the number of shares set forth herein represents a material change in the shares of Common Stock it may be deemed to beneficially own. Intuit disclaims beneficial ownership of any shares of Common Stock, and this Amendment No. 1 shall not be construed as an admission that either Intuit is, for any or all purposes, the beneficial owner of the securities covered by the Schedule.
Amendment and Restatement of Item 3. Source and Amount of Funds or Other Consideration
The Voting Agreements described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) were entered into by Intuit and each of Aristides W. Georgantas, Herbert L. Lucas, Jr., Richard D. Field, Jerry McElhatton, Keith Hall, Alice Cheung, Stephen D. Hoofring, Patricia M. Williams, Richard Lee Slater, Karl J. Asplund, Charles Harris, Kris Winckler, Jack Wilson, Sharat Shankar and Neshawn Alikian (collectively, the “Stockholders”), who are all the directors and executive officers of ECHO. The Stockholders entered into the Voting Agreements as an inducement to Intuit to enter into the Merger Agreement described in Item 4 (the terms of which are hereby incorporated by reference). Intuit did not pay additional consideration to the Stockholders in connection with the execution and delivery of their respective Voting Agreements and thus no funds were used for such purpose.
Amendment to Item 5. Interest in Securities of the Issuer
(a)-(b) are hereby amended and restated as follows:
By virtue of the Voting Agreements, Intuit may be deemed to share with the Stockholders the power to vote the Shares subject to the Voting Agreements. As a result of the Voting Agreements, Intuit may be deemed to be the beneficial owner of the Shares subject to the Voting Agreements, which, assuming the exercise of options to acquire shares of Common Stock exercisable within the next 60 days (based on information provided by the Company), equals an aggregate of 951,678 shares of Common Stock, representing approximately 12.8% of the issued and outstanding shares of voting stock of the Company.1 By virtue of the Voting Agreements, Intuit may be deemed to share with the Stockholders the power to vote the Shares subject to the Voting Agreements. Intuit, however, hereby disclaims beneficial ownership of the Shares subject to the Voting Agreements, and this statement shall not be construed as an admission that either Intuit is, for any or all purposes, the beneficial owner of the securities covered by this statement.

[1]	The total number of issued and outstanding shares of voting stock of the Company equals the sum of (a) 7,040,379 shares of Common Stock issued and outstanding as of December 31, 2007 (based on information provided by the Company) and (b) 7,421,479 shares of Common Stock deemed to be outstanding pursuant to Rule 13d-3(d)(1) (based on information provided by the Company).

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INTUIT INC.

January 17, 2008

(Date)

/S/ LAURA A. FENNELL

(Signature)

Laura A. Fennell, Senior Vice President, General Counsel and Secretary

(Name and Title)